PartnerRe

Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549-7010 USA Attention: Mr. Jim B. Rosenberg	October 3, 2012

Re:	PartnerRe Ltd. Form 10-K for the Fiscal Year Ended December 31, 2011 Filed February 24, 2012 File No. 001-14536

Dear Mr. Rosenberg

We submit this letter in response to comments received from the staff of the Securities and Exchange Commission (the “Staff”) via your email dated September 4, 2012, relating to the Form 10-K for the fiscal year ended December 31, 2011 (the “Form 10-K”) of PartnerRe Ltd. (the “Company”).

Set forth below are our responses to the Staff’s comments. For your convenience, we have included the comments from the Staff in italicized type and have followed the comments with our responses.

Form 10-K for the fiscal year ended December 31, 2011

Note 14. Dividend Restrictions and Statutory Requirements, page 182

1.
We acknowledge your proposal to remove the word “unaudited” in response to comment one; however, we do not believe reference to “estimated” in the column for 2011 is appropriate as it would be inconsistent with disclosure of many other amounts throughout the financial statements that are also estimated. Please confirm that you will not make this reference in future filings. In addition, please provide us proposed disclosure to be included in future filings to:

•
Disclose the amount of statutory capital and surplus necessary to satisfy regulatory requirements, if significant in relation to the entity’s statutory capital and surplus, as required under ASC 944-505-50-1b.

•
Disclose the amount of retained earnings that is not available for the payment of dividends to PartnerRe Ltd.’s stockholders and the amount that may not be transferred to PartnerRe Ltd. by its subsidiaries to comply with ASC 944-505-50-1c and Rule 4-08(e) of Regulation S-X.

•
Disclose the amounts of restricted net assets for unconsolidated subsidiaries and consolidated subsidiaries as of the end of the most recently completed fiscal year. Refer to Rule 4-08(e)(3)((ii) of Regulation S-X.

PartnerRe Ltd. Wellesley House South 90 Pitts Bay Road Pembroke HM 08 Bermuda	Phone +1 441 292 0888 Fax +1 441 292 7010 www.partnerre.com

•	Disclose information, as applicable, required under ASC 944-505-50-2 through 6, or tell us that no such regulatory event would have been triggered.

We acknowledge the Staff’s comments related to Note 14 to the Consolidated Financial Statements in the Company’s Annual Report on Form 10-K.

We accept the Staff’s comment related to the reference to “estimated” in the column for 2011 and we will not make this reference in future filings.

With respect to the Staff’s comment related to regulatory information required to be disclosed under ASC 944-505-50-2 through 6, we confirm that such disclosures were not applicable for the year ended December 31, 2011. The Company will include such disclosures in its future annual filings on Form 10-K as, and when, such matters are applicable.

In response to the Staff’s comments related to proposed disclosures, we will revise our disclosures of the Dividend Restrictions and Statutory Requirements in future annual filings, beginning with the Company’s Annual Report on Form 10-K for the year ended December 31, 2012. The revised disclosures, with the additional proposed disclosures underlined to assist your review, will be as follows:

Dividend Restrictions and Statutory Requirements

The Company’s ability to pay common and preferred shareholders’ dividends and its corporate expenses is dependent mainly on cash dividends from PartnerRe Bermuda, PartnerRe Europe and PartnerRe U.S. (collectively, the reinsurance subsidiaries), which are the Company’s most significant subsidiaries. The payment of such dividends by the reinsurance subsidiaries to the Company is limited under Bermuda and Irish laws and certain statutes of various U.S. states in which PartnerRe U.S. is licensed to transact business. The restrictions are generally based on net income and/or certain levels of policyholders’ earned surplus as determined in accordance with the relevant statutory accounting practices. At December 31, 2012, there were no restrictions on the Company’s ability to pay common and preferred shareholders’ dividends from its retained earnings, except for the reinsurance subsidiaries’ dividend restrictions described below.

The reinsurance subsidiaries are required to file annual statements with insurance regulatory authorities prepared on an accounting basis prescribed or permitted by such authorities (statutory basis), maintain minimum levels of solvency and liquidity and comply with risk-based capital requirements and licensing rules. At December 31, 2012, the reinsurance subsidiaries’ solvency, liquidity and risk-based capital amounts were in excess of the minimum levels required. The typical adjustments to insurance statutory basis amounts to convert to U.S. GAAP include elimination of certain statutory reserves, deferral of certain acquisition costs, recognition of goodwill, intangible assets and deferred income taxes, valuation of bonds at fair value and presentation of ceded reinsurance balances gross of assumed balances.

PartnerRe Bermuda may declare dividends subject to it continuing to meet its minimum solvency and capital requirements. At December 31, 2012, the maximum dividend that PartnerRe Bermuda could pay without prior regulatory approval was approximately $XXX million.

PartnerRe Europe may declare dividends subject to it continuing to meet its minimum solvency and capital requirements and is generally limited to paying dividends from “profits available for distribution”, which consist of accumulated realized profits less accumulated realized losses. At December 31, 2012, the maximum dividend that PartnerRe Europe could pay without prior regulatory approval was approximately $XXX million.

PartnerRe U.S. may declare dividends subject to it continuing to meet its minimum solvency and capital requirements and is generally limited to paying dividends from earned surplus. The maximum dividend that can be declared and paid without prior approval is limited to the lesser of net investment income for the previous 12 months or 10% of its total statutory capital and surplus. At December 31, 2012, the maximum dividend that PartnerRe U.S. could pay without prior regulatory approval was approximately $XXX million.

The statutory financial statements and returns of the Company’s reinsurance subsidiaries as at, and for the year ended, December 31, 2012 are due to be submitted to the relevant regulatory authorities later in 2013, with different filing dates in each jurisdiction.  In certain jurisdictions, the statutory financial statements and returns are subject to the review and final approval of the relevant regulatory authorities.

The statutory net income (loss) of the Company’s reinsurance subsidiaries for the years ended December 31, 2012, 2011 and 2010 was as follows (in millions of U.S. dollars):

	2012	2011	2010
PartnerRe Bermuda	$ XXX	$ XXX	$ XXX
PartnerRe Europe	XXX	XXX	XXX
PartnerRe U.S.	XXX	XXX	XXX

The following table summarizes the required and actual statutory capital and surplus of the Company’s reinsurance subsidiaries at December 31, 2012 and 2011 (in millions of U.S. dollars):

	PartnerRe Bermuda		PartnerRe Europe		PartnerRe U.S.
	2012	2011	2012	2011	2012	2011
Required statutory capital and surplus	$ XXX	$ XXX	$ XXX	$ XXX	$ XXX	$ XXX
Actual statutory capital and surplus	XXX	XXX	XXX	XXX	XXX	XXX

At December 31, 2012 and 2011, the Company has Swiss and French operations that are branches of PartnerRe Europe and are regulated by the Central Bank of Ireland, as prescribed by the EU Reinsurance Directive.

The total amount of restricted net assets for the Company’s consolidated subsidiaries as at December 31, 2012 was $XXX million.

* * * * *
The Company recognizes and acknowledges the following:

•	We are responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope this information addresses your comments relating to our disclosure.  Thank you for your attention to this matter.

If you have any questions or wish to discuss any part of this letter, please contact me at (441) 294-5211.

Very truly yours

/s/ David Outtrim

David Outtrim
Chief Accounting Officer
PartnerRe Ltd.

cc:	Dana Hartz, Division of Corporation Finance
Mary Mast, Division of Corporation Finance